November 25, 2019

Division of Corporate Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Via EDGAR

Re:	Electrameccanica Vehicles Corp.

Post-Effective Amendment No. 2 to the Registration Statement on Form F-1

Filed November 12, 2019

File No. 333-222814

This letter is in response to your letter of November 21, 2019 in which you provided a comment on the post-effective amendment number 2 (the “Post-Effective Amendment”) of the registration statement (as amended, the “Registration Statement”) on Form F-1 (No. 333-222814) of ElectraMeccanica Vehicles Corp. (the “Company”). We set forth below in bold and italics the comment in your letter followed by our response to the comment. Capitalized terms used but not otherwise defined herein have the meaning given them in the Registration Statement.

1.	This post-effective amendment was filed to update the financial information in your Form F-1, which last contained audited financial statements for the fiscal year ended December 31, 2017. Under Section 10(a)(3) of the Securities Act, "when a prospectus is used more than nine months after the effective date of the registration statement, the [audited financial] information contained therein shall be as of a date not more than sixteen months prior to such use." Please tell us whether you engaged in the offer or sale of your securities, including the issuance of securities pursuant to the exercise of your warrants, using the prospectus during which time the audited financial statements in the prospectus were not current.

We confirm that the Company did not use the Prospectus to engage in the offer or sale of its securities, including the issuance of securities pursuant to the exercise of the Warrants, during the time the audited financial statements in the Prospectus were not current.

As you have noted, under Section 10(a)(3) of the Securities Act, "when a prospectus is used more than nine months after the effective date of the registration statement, the [audited financial] information contained therein shall be as of a date not more than sixteen months prior to such use." The Registration Statement went effective on August 3, 2018. Nine months after August 3, 2018 was May 3, 2019. On May 3, 2019 (the “Section 10(a)(3) Update Date”), the audited financial information contained in the Prospectus was more than sixteen months old, and consequently the Prospectus could not be used for the offer or sale of securities without a Section 10(a)(3) update to the financial information.

The Company has only used the Prospectus for the offer and sale of (i) Units, Common Shares and Warrants at the closing of the public offering described in the Prospectus and (ii) some of the Common Shares underlying the Warrants.

Use of the Prospectus for the offer and sale of Units, Common Shares and Warrants at the closing of the public offering described in the Prospectus

On August 13, 2018, the Company used the Prospectus for the offer and sale of 2,353,000 Units, 2,353,000 Common Shares and 4,706,000 Warrants (each as described in the Prospectus) in connection with the initial closing of the public offering described in the Prospectus. On August 23, 2018, the Company used the Prospectus for the offer and sale of 705,900 Warrants pursuant to the closing of an offering related to over-allotment option exercised by the Underwriters (making aggregate of 5,411,900 Warrants offered and sold pursuant to the Prospectus). These offers and sales were prior to the Section 10(a)(3) Update Date.

Use of the Prospectus for the offer and sale of some of the Common Shares underlying the Warrants

Since August 23, 2018, the Prospectus has also been used for the offer and sale of some of the Common Shares underlying the 5,411,900 Warrants sold pursuant to the Prospectus. As set out in the Post-Effective Amendment, 910,532 of the 5,411,900 Warrants sold pursuant to the Prospectus have been exercised. All of these exercises (and the issuances of the underlying securities) occurred prior to the Section 10(a)(3) Update Date. The Company has disclosed the exercise of 910,532 of the Warrants (and the timing of those exercises) as follows:

•	264,232 Warrants were exercised in the year ended December 31, 2018, as set out in note 11 to the Company’s consolidated financial statements for the years ended December 31, 2018 and 2017 (the “2018 Audited Financial Statements”) included in its annual report on Form 20-F;

•	570,500 Warrants were exercised on February 20, 2019, as set out in note 22 to the 2018 Audited Financial Statements; and

•	75,800 Warrants were exercised on February 25, 2019, as set out in note 22 to the 2018 Audited Financial Statements; and

The Company confirms that no other Warrants have been exercised and points out that, since the Section 10(a)(3) Update Date, the $4.25 exercise price of the Warrants has exceeded the trading price of our common shares on the Nasdaq Capital Market. Since the Section 10(A)(3) Update Date, the high trading price of the Common Stock on the Nasdaq Capital Market has been $3.34.

If you have any questions with the above, please contact William Rosenstadt, the Company’s securities counsel, at (212) 588-0022.

Sincerely,

Electrameccanica Vehicles Corp.

/s/ Bal Bhullar Name: Bal Bhullar Title: Chief Financial Officer

cc:	Sergio Chinos, Staff Attorney

Jay Ingram, Legal Branch Chief

William Rosenstadt, Ortoli Rosenstadt LLP